Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in Post-Effective Amendment No. 4 to the 1933 Act Registration Statement (Form S-3 No. 333-231487) and related Prospectus of The Lincoln National Life Insurance Company for the offering of interests in the Lincoln Level Advantage individual flexible premium variable and index-linked deferred variable annuity contract and to the incorporation by reference therein of our report dated March 13, 2020, with respect to the consolidated financial statements and schedules of The Lincoln National Life Insurance Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 23, 2020